BUFFALO GOLD LTD.
Suite 880, 609 Granville Street, Vancouver, B.C., Canada V7Y 1G5
Phone: 604-685-5492 Fax: 604-685-6940

August 14, 2003	Trading Symbol: TSX Venture : YB.U

NEWS RELEASE

Buffalo Gold Ltd. ("Buffalo") is pleased to report that it has entered into an agreement with Terrawest Minerals Inc. ("Terrawest") whereby Buffalo has the sole and exclusive right until November 18, 2003 to conduct due diligence on the Baqaio, Gaotun and Dongwan-Shangladen Gold Deposits in Guizhou Province, Peoples' Republic of China (the "Guizhou Properties"). This agreement will allow Buffalo to determine whether to make an offer to acquire Terrawest's interest in a limited liability Sino-Foreign Cooperative Joint Venture Company China (the "Sino Joint Venture") with Gold (Group) Co. of Guizhou Province Corporation of the Peoples'Republic of China ("Guizhou Gold Group"). Terrawest has the right under the Sino Joint Venture to earn a majority interest in the Guizhou Properties.

The Baqaio and Gaotun Gold Deposits are located in Sandu County, Hunan Province. The Baqaio Property covers an area of 9.85 square kilometers and is located approximately 140 kilometers southeast of the provincial capital, Guiyang. The Gaotun Property covers an area of 50 square kilometers situated approximately 130 kilometers southeast of Guiyang.

Work to date on the Baqiao property has identified 12 structurally controlled vein and alteration gold occurrences. The Guizhou gold group reports gold grades from surface and underground rock sampling from these zones range from 1.0 to 21.6 g/t gold. The Guizhou Gold Group also indicates that a number of the gold zones have an oxidized portion extending as deep as 20 meters. The Guizhou Group reports a gold resource for the Baqiao deposit, which Buffalo will review for technical merit and re-classify according to NI 43-101 standards. The Guizhou Gold Group reports that the Gaotun Property has similar geology and mineralization style as the Baqiao Property, but details as to the specific occurrences and grades have not been provided.

The Dongwan-Shangladen Gold Deposits are located in Wangmo County approximately 150 kilometers southwest of Guiyang, covering an area of approximately 126 square kilometers. The project is road accessible and has excellent access to power and water. To date, the Guizhou Gold Group has identified a number of gold structurally controlled vein type and Carlin/sediment hosted type gold occurrences. Gold grades from surface rock sampling on the project have returned assays ranging from 0.3 to 11.0 g/t gold. All previous sample results will be verified by Buffalo as past of the due diligence.

All of the project areas are located within the Nanpanjiang basin of Southern China, commonly referred to as The Golden Triangle. The basin stratigraphy consists of a strongly folded Paleozoic to Triassic-Jurassic silici-clastic and carbonate sedimentary rocks. In addition to the many structurally related vein type gold occurrences in this district, the Nanpanjiang basin is one of the major Carlin type gold districts in the world. Most of China's known Carlin type gold occurrences (approximately 26%) are located in Guizhou province.

Buffalo has agreed to pay Terrawest USD$30,000 which will be used to acquire all necessary data plus a fee of CDN$5,000 per month to maintain its sole and exclusive right during the term of the agreement. The agreement is subject to regulatory approval and to Buffalo raising USD$50,000 prior to August 30, 2003. If Buffalo's due diligence is successful, the parties will use their best efforts to reach an agreement in which Buffalo will have a right to acquire Terrawest's interest in the Sino Joint Venture.

The Company's President and Vice President of Exploration will be leaving for China August 15, 2003 to visit these properties as well as the Hunan property described in the Company's press release dated July 21, 2003.

On behalf of the Board of Directors of
BUFFALO GOLD LTD.

/s/ John Tully
_______________________________
John Tully, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN. JOHN TULLY, P. GEO., AND DOUGLAS TURNBULL, P. GEO., BOTH OF WHOM ARE QUALIFIED PERSONS, AS DEFINED IN NATIONAL INSTRUMENT 43-101, HAVE VERIFIED THE DATA DISCLOSED IN THIS NEWS RELEASE. THEY ARE THE PRESIDENT AND A DIRECTOR OF THE COMPANY RESPECTIVELY.